SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 000-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Supplement to Notice and Proxy Statement for 2025 Annual Shareholder Meeting—Updated Compensation Policy

As previously reported in its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on May 5, 2025 (the “Original Form 6-K”), on that date, Magic Software Enterprises Ltd. (“Magic Software”, the “Company”, “we” or “us”) published a notice, proxy statement and proxy card for its 2025 annual general meeting of shareholders (the “Meeting”), each of which was attached to the Original Form 6-K. The Meeting is scheduled to take place at 2:00 p.m. (Israel time) on Tuesday, June 10, 2025, at the principal executive offices of the Company, located at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.  Shareholders of record of the Company as of the close of business on Monday, May 5, 2025 are entitled to vote at the Meeting.

As reflected in the proxy materials for the Meeting attached to the Original Form 6-K, Proposal 8 on the agenda for the Meeting is the approval of an updated Compensation Policy for the directors and officers of the Company (the “Proposed Compensation Policy”). The Proposed Compensation Policy to be presented for approval pursuant to that Proposal 8, as initially published as part of the proxy materials, served as Exhibit A to the proxy statement for the Meeting (the “Proxy Statement”), which was furnished as Exhibit 99.1 to the Original Form 6-K. The initially-published Proposed Compensation Policy was marked against the Company’s most recent compensation policy, so that the Company’s shareholders can readily identify updates reflected in the Proposed Compensation Policy.

Following our having furnished the Original Form 6-K to the SEC on May 5, 2025, we have conducted discussions with our shareholders, as well as with EMDA Economic Research Ltd (“Emda”), which provides proxy advisory services to institutional shareholders how to vote on matters proposed for approval at general meetings of shareholders of companies listed in the Israeli market (on the Tel Aviv Stock Exchange). Emda has expressed its view to us that the Proposed Compensation Policy should include certain limitations to the aggregate value of compensation payable annually to the Company’s officers. As a result of our discussions with Emda, the Company has agreed to add to the Proposed Compensation Policy certain limitations on aggregate annual officer compensation, which limitations are reflected in a revised, marked version of the Proposed Compensation Policy, which is attached to this Form 6-K as Exhibit 99.1. The marked version of the Proposed Compensation Policy shows as marked text just those changes that have been made to the Proposed Compensation Policy that was attached to the Original Form 6-K (and not the changes made to the Company’s most recent compensation policy that are already included in the Proposed Compensation Policy). In order to view those changes that are already included, please see Exhibit A to the Proxy Statement attached as Exhibit 99.1 to the Original Form 6-K.

Other than as reflected in the modifications to the Proposed Compensation Policy that are shown in Exhibit 99.1 to this Form 6-K, none of Proposal 8, any of the other proposals to be presented at the Meeting, or any related information set forth in the proxy materials for the Meeting (as appeared in Exhibits 99.1 and 99.2 to the Original Form 6-K) has been modified in any way.

Voting at Annual Shareholder Meeting

Magic Software will not be sending out revised proxy materials in connection with the Meeting. Accordingly, if you have already voted or provided voting instructions to your broker, bank or other nominee with respect to Proposal 8 in connection with the Meeting and do not seek to change your vote or voting instructions as a result of the changes to the Proposed Compensation Policy, there is nothing further that you need to do in order to have your ordinary shares, par value NIS 0.1 per share, of the Company (“ordinary shares”) voted on Proposal 8 at the Meeting. If you have not yet voted or provided voting instructions, you may do so with respect to Proposal 8 and any/all other proposals— whether “FOR,” “AGAINST” or “ABSTAIN” on any such proposal—by following any one of the same procedures for voting or providing voting instructions that are described in the Proxy Statement.

If you have already voted or provided voting instructions concerning Proposal 8 and you wish to alter your vote or voting instructions (either in favor or against the proposal) in light of the modified Proposed Compensation Policy, please follow the following instructions:

●	Shareholders of record. If you are a shareholder of record and have submitted a proxy card, you can change your vote on Proposal 8 by sending a written, dated notice of revocation or by submitting a signed proxy card bearing a later date, in either case, to our registrar and transfer agent, Equiniti, Attention: Laura Bomensatt-Hauck, email: laura.bomensatt@equiniti.com. Equiniti must receive any such revocation of proxy by 11:59 a.m. U.S. Eastern Time, on Monday June 9, 2025, for it to be effective. In the alternative, you may also revoke your previous proxy before it is voted by sending a written and dated notice of revocation or signed proxy card bearing a later date to our Chief Financial Officer, Asaf Berenstin, email: aberenstein@magicsoftware.com, at least six hours prior to the time of the Meeting (i.e., by 8:00 a.m., Israel time on Tuesday, June 10, 2025). As a third option, you may change your previously-submitted vote by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you actually vote at the Meeting.

●	“Street name” shareholders: If your ordinary shares are held in street name or via a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

If you have any questions or require any assistance in modifying your vote on Proposal 8, please contact our Chief Financial Officer, Asaf Berenstin, via email to aberenstein@magicsoftware.com.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Compensation Policy (as updated in June 2025) being proposed for approval at 2025 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd. to be held on June 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer

Date: June 3, 2025

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